UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

POSCO is furnishing under cover of Form 6-K:

Exhibit	99.1: An English-language translated documents with respect to Notice of the 54th Ordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: February 22, 2022	By	/s/ Chung, Kyung-Jin
(Signature)
Name: Chung, Kyung-Jin
Title: Executive Vice President

Exhibit 99.1

To Shareholders

Notice of the 54th Ordinary General Meeting of Shareholders

We hereby notify you that the 54th Ordinary General Meeting of Shareholders will be held pursuant to Article 362 of the Korean Commercial Act and Article 19 of the Company’s Articles of Incorporation as follows.

1. Date: March 18, 2022 at 9:00 am (KST)

2. Place: Art Hall, 4F West Wing, POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea

3. List of Agenda Items

● Agenda 1 :	Approval of Financial Statements for the 54th FY
(From January 1, 2021 to December 31, 2021)
(Year-end dividend per share : KRW 5,000)

•	Consolidated Financial Statements: See Appendix 1

•	Separate Financial Statements: See Appendix 2

The audit report from the independent auditors of 54th FY Financial Statements, based on K-IFRS standards, will be uploaded at POSCO Holdings Inc.’s website (http://www.posco-inc.co.kr) and will be disclosed at the SEC website (https://www.sec.gov) on March 10, 2022. POSCO Holding Inc.’s official website will be available after March 2, 2022.

● Agenda 2: Election of Inside Directors

•	Number of Inside Directors to be Elected: 3 Directors

•	Candidates

Name/ Agenda	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Chon, Jung-Son (2-1)	August 26, 1962	January 2022 ~ Present 2021 2019

Representative Director & President, Head of Corporate Strategy Team of Governance Enhancement TFO (TF Organization), POSCO

Inside Director & Senior Executive Vice President, Head of Global & Infra Business Unit and Head of Corporate Strategy & Planning Division, POSCO

Inside Director & Senior Executive Vice President, Head of Corporate Strategy & Planning Division, POSCO

1 Year
	Board of Directors	2018 2017 2016 2014 2012

Inside Director & Senior Executive Vice President, Head of Corporate Strategy & Finance Center, POSCO

Representative Director & President, POSCO C&C

Executive Vice President, Head of POSCO Corporate Strategy Office, POSCO

Senior Vice President, Senior Corporate Advisor, Value Management Department, POSCO

Senior Vice President, Head of Raw Materials Procurement Department, POSCO

Chung, Chang-Hwa (2-2)	June 18, 1961	January 2022 ~ Present 2021 2020

Inside Director & Senior Executive Vice President, Head of POSCO N.EX.T Hub of Governance Enhancement TFO (TF Organization), POSCO

Inside Director & Senior Executive Vice President, Head of New Growth Business Unit, POSCO

Senior Executive Vice President, Head of Management Support Division, POSCO

1 Year
	Board of Directors	2017 July 2015 February 2015 2012

Managing Director, POSCO-China, Senior Executive Vice President (From January 2019)

Executive Vice President, Head of Public Relations Department, POSCO

Executive Vice President, Head of CR Center, POSCO E&C

Senior Vice President, Head of Communication Department, POSCO

Yoo, Byeong-Og (2-3)	May 4, 1962	January 2022 ~ Present 2021 2019

Senior Executive Vice President, Head of Green Materials & Energy Business Team of Governance Enhancement TFO (TF Organization), POSCO

Senior Executive Vice President, Head of Industrial Gasses & Hydrogen Business Unit, POSCO

Senior Executive Vice President, Head of Purchasing and Investment Division, POSCO

1 Year
	Board of Directors	2017 2016 2015

Executive Vice President, Head of Corporate Strategy Department, POSCO

Senior Vice President, Head of Raw Materials Department, POSCO

Senior Vice President, Head of Stainless Steel Raw Materials Department and Raw Materials Department II, POSCO

*	All candidates have no relation with the largest shareholder and no transactions with POSCO in the past three years.

*	All candidates stated and signed that they do not have any legal issues to be qualified for directors.

•	Recommendation for candidates by the Board of Directors

Name/ Agenda	Grounds
Chon, Jung-Son (2-1)

As the Head of Corporate Strategy Team with the leading experiences of Head of Global & Infrastructure Business Unit and the Head of Corporate Strategy & Planning Division, the candidate has contributed himself to the establishment of POSCO Group business strategies and executions.

Based on his knowledge and experience in the overall Group businesses, he is considered to be the right person to contribute for effective decision-makings on various business related matters of the holding company.

Chung, Chang-Hwa (2-2)

The candidate has smoothly supported various projects promoted by the company based on his abundant experience and expertise in the field of public relations and external cooperation. He also possesses keen insight on overall management from his experiences of Head of New Growth Business Unit and Head of Management Support Division. He is expected to support growth of POSCO group as a whole and contribute operation and development of BoD while serving as Head of POSCO N.EX.T hub of the holding company.

Yoo, Byeong-Og (2-3)	The candidate has deep insight and knowledge of the group with extensive experiences in production(steelmaking), raw materials purchase, corporate strategy, purchasing and investment, industrial gasses and hydrogen and etc. As a Head of POSCO Group’s new growth business including Hydrogen and Secondary Battery, he is expected to promote lead the new growth business strategy among the Board of Directors of the holding company.

● Agenda 3: Election of Non-Standing Director

•	Number of Non-Standing Director to be Elected: 1 Director

•	Candidate

Name	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Kim, Hag-Dong (3-1)	May 27, 1959	January 2022 ~ Present 2021 2019 2017 2015 2013 2010

Representative Director & Vice Chairman, Head of Steel Business Unit, POSCO

Inside Director & President, Head of Steel Business Unit, POSCO

Inside Director & Senior Executive Vice President, Head of Steel Production & Technology Division, POSCO

Senior Executive Vice President, Head of Gwangyang Works, POSCO

Senior Executive Vice President, Head of Pohang Works, POSCO

Representative Director & Senior Executive Vice President, SNNC

Senior Vice President, Deputy Head of Gwangyang Works (Iron & Steel Making), POSCO

1 Year
Board of Directors

*	The candidate has no relation with the largest shareholder and no transactions with POSCO in the past three years.

*	The candidate has stated and signed that he/she does not have any legal issues to be qualified for the director.

•	Recommendation for the candidate by the Board of Directors

Name	Grounds
Kim, Hag-Dong (3-1)

As a Head of Steel Production & Technology Division and Steel Business Unit, the candidate has devoted himself for the competitiveness of steel production and stable operation of steel mills.

As a CEO of steel company which is a core business of the Group, as well as the Vice Chairman, he is expected to create synergy between Holding company and newly established steel business subsidiary.

● Agenda 4: Election of Outside Directors

•	Number of Outside Directors to be Elected: 3 Directors

•	Candidates

Name/ Agenda	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Sohn, Sung Kyu (4-1)	December 16, 1959	1993 ~ Present 2019 ~ Present 2017 ~ March 2022 2016~2017 2013~2015 2010~2013 2008~2010 2008~2010

Professor, School of Business, Yonsei University

Outside Director, Samsung Asset Management Co., Ltd.

Outside Director, Hyundai Construction Equipment Co., Ltd.

President, Korean Accounting Association

Distinguished Professor, Samil

Non-standing commissioner, Securities and Futures Commission, South Korea

Non-standing member, Korea Accounting Standards Board

Head, KOSPI Market Disclosure Committee, Korea Exchange

3 Years
Director Candidate Recommendation Committee
Yoo, Jin Nyong (4-2)	July 26, 1957	2019~Present 2017~2018 2014~2016 2005~2013 1998~2004 1997 1996 1981~1995

CEO, Angel 6+

CTO and President, LG Chem

President & Head, Research Park, LG Chem

EVP & Head, Research Park, LG Chem

VP, Head, Advanced Materials Lab, LG Chem

VP, Head, Polymers Lab, LG Chem

VP, Research Fellow, Polymers Lab, LG Chem

Researcher, Polymers Lab, LG Chem

3 Years
Director Candidate Recommendation Committee
Pahk, Heui-Jae (4-3)	January 27, 1961	1993~Present March 2019 ~ Present March 2017 ~ Present March 1991 ~ August 1993 July 2001 ~ January 2017 July 2016 ~ January 2018 April 2013 ~ April 2017 April 1990 ~ March 1991

Professor at Seoul National University (SNU)

(Mechanical&Aerospace Engineering)

Outside Director, POSCO

President, Korea Association of Industrial Tech. Security

Assistant Professor of Industrial Engineering, POSTECH

Founder and CEO, SNU Precision CO., LTD.

Chairman, Youth Hope Foundation

President, Office of Strategic R&D Plan, MOTIE

Postdoctoral Researcher, UMIST, UK

3 Years
Director Candidate Recommendation Committee

•	Candidates’ plan to fulfill duties as Outside Directors

Name	Working Plan
Sohn, Sung Kyu (4-1)

Once served as an assistant professor at City University of New York, Baruch College, he is now teaching at School of Business(accounting), Yonsei University.

He is expected to play an active role as a board member with his diverse experiences and professions in corporate filing and accounting audit.

The candidate has not only served as a chairman of the Korea Accounting Association, but also a non-executive member of the Korea Accounting Institute and Securities & Futures Commission. He has experiences of outside director role and leading Audit committee of more than 10 companies and foundations including Jeju Air and KB Life Insurance. This candidate intends to comply with the obligations of outside director and performs tasks in a transparent and independent way. As an expert in accounting, he is expected to perform progressive role for soundness of the company and reasonable checks on the company’s businesses.

Yoo, Jin Nyong (4-2)	The candidate has started his career as a researcher at Polymers Lab of LG Chem and later served as a head of Research Park and CTO of LG Chem. During his term, he is expected to play a significant role as a member of outside director with his extensive experiences in commercializing secondary battery materials and Bio industry. While serving as CTO at LG Chem, he has developed balanced R&D strategies for corporate’s future and sustainable growth. As a co-representative of Angel 6+ which provides consulting and entrepreneurship education, the candidate is expected to establish progressive and innovative policies with his extensive network and knowledge. The candidate intends to abide by the duties of outside directors with transparent and independent position, and to contribute to practicing corporate’s social responsibility and sustainable management by developing new technology.
Pahk, Heui-Jae (4-3)

Based on his experiences of Mechanical&Aerospace Engineering Professor of Seoul National University(SNU), founder of Precision Co. Ltd., the first start-up company in SNU, and former chairman of Youth Hope Foundation, the candidate intends to establish corporate strategy, examine risks of internal/external management activities and provide active and concrete advice from the perspective of shareholders and interested parties of the company.

Based on experiences in the POSCO’s Board of Directors and the Special Committees such as Evaluation and Compensation Committee, and Audit Committee over the past three years, the candidate intends to make suggestions for the company’s corporate governance to operate in reasonable manners.

As an outside director, the candidate is expected to perform progressive role for soundness of the company and reasonable checks on the company’s businesses.

•	Recommendation for the candidates by the Board of Directors

Name	Grounds
Sohn, Sung Kyu (4-1)	As an expert of finance and accounting, the candidate not only has theoretical knowledge in accounting but is also widely experienced in accounting and business audit. Serving as an outside director of numerous companies for years, the candidate has in-depth understanding of management structure which will contribute to smooth management of the company and the Board operation.
Yoo, Jin Nyong (4-2)

As an expert of new technologies development such as secondary batteries and high-tech materials, the candidate continues to actively engage in a wide range of activities in technology development including consulting and supporting start-ups as a representative.

Based on the abundant experiences, the candidate is expected to present insight about technical side as well as company’s management and the board operations. The candidate is expected to contribute to the company growth and sustainability.

Park, Heui-Jae (4-3)	Serving as a current Mechanical&Aerospace Engineering Professor of Seoul National University (SNU), founder of Precision Co. Ltd., the first start-up company in SNU, and former president of the Office of Strategic R&D Plan in the Ministry of Trade, Industry and Energy, the candidate is considered as an expert in the areas of industry-university collaboration. With his ample experience and profound knowledge in related fields, he has contributed much on establishing company policy, monitoring potential risks, operating the board and etc. He is expected to keep contributing to the smooth operation and development of the board of directors in the future.

*	The candidates have no relation with the largest shareholder and no transactions with POSCO for the past three years.

*	The candidates stated and signed that they do not have any legal issues to be qualified for outside directors.

● Agenda 5: Election of Audit Committee Members from Outside Directors

•	Number of Audit Committee Members from Outside Directors to be Elected: 2 Directors

•	Candidates

Name/ Agenda	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details
Sohn, Sung Kyu (5-1)	December 16, 1959	1993 ~ Present 2019 ~ Present 2017 ~ March 2022 2016~2017 2013~2015 2010~2013 2008~2010 2008~2010

Professor, School of Business, Yonsei University

Outside Director, Samsung Asset Management Co., Ltd.

Outside Director, Hyundai Construction Equipment Co., Ltd.

President, Korean Accounting Association

Distinguished Professor, Samil

Non-standing commissioner, Securities and Futures Commission, South Korea

Non-standing member, Korea Accounting Standards Board

Head, KOSPI Market Disclosure Committee, Korea Exchange

3 Years
Director Candidate Recommendation Committee
Yoo, Jin Nyong (5-2)	July 26, 1957	2019~Present 2017~2018 2014~2016 2005~2013 1998~2004 1997 1996 1981~1995

CEO, Angel 6+

CTO and President, LG Chem

President & Head, Research Park, LG Chem

EVP & Head, Research Park, LG Chem

VP, Head, Advanced Materials Lab, LG Chem

VP, Head, Polymers Lab, LG Chem

VP, Research Fellow, Polymers Lab, LG Chem

Researcher, Polymers Lab, LG Chem

3 Years
Director Candidate Recommendation Committee

•	Candidates’ plan to fulfill duties as Audit Committee Members from Outside Directors

Name	Working Plan
Sohn, Sung Kyu (5-1)

Once served as an assistant professor at City University of New York, Baruch College, he is now teaching at School of Business(accounting), Yonsei University.

He is expected to play an active role as a board member with his diverse experiences and professions in corporate filing and accounting audit.

The candidate has not only served as a chairman of the Korea Accounting Association, but also a non-executive member of the Korea Accounting Institute and Securities & Futures Commission. He has experiences of outside director role and leading Audit committee of more than 10 companies and foundations including Jeju Air and KB Life Insurance. This candidate intends to comply with the obligations of outside director and performs tasks in a transparent and independent way. As an expert in accounting, he is expected to perform progressive role for soundness of the company and reasonable checks on the company’s businesses.

Yoo, Jin Nyong (5-2)	The candidate has started his career as a researcher at Polymers Lab of LG Chem and later served as a head of Research Park and CTO of LG Chem. During his term, he is expected to play a significant role as a member of outside director with his extensive experiences in commercializing secondary battery materials and Bio industry. While serving as CTO at LG Chem, he has developed balanced R&D strategies for corporate’s future and sustainable growth. As a co-representative of Angel 6+ which provides consulting and entrepreneurship education, the candidate is expected to establish progressive and innovative policies with his extensive network and knowledge. The candidate intends to abide by the duties of outside directors with transparent and independent position, and to contribute to practicing corporate’s social responsibility and sustainable management by developing new technology.

•	Recommendation for the candidates by the Board of Directors

Name	Grounds
Sohn, Sung Kyu (5-1)	As an expert of finance and accounting, the candidate not only has theoretical knowledge in accounting but is also widely experienced in accounting and business audit. Serving as an outside director of numerous companies for years, the candidate has in-depth understanding of management structure which will contribute to smooth management of the company and the Board operation.
Yoo, Jin Nyong (5-2)

As an expert of new technologies development such as secondary batteries and high-tech materials, the candidate continues to actively engage in a wide range of activities in technology development including consulting and supporting start-ups as a representative.

Based on the abundant experiences, the candidate is expected to present insight about technical side as well as company’s management and the board operations. The candidate is expected to contribute to the company growth and sustainability.

*	The candidates have no relation with the largest shareholder and no transactions with POSCO for the past three years.

*	The candidates stated and signed that they do not have any legal issue to be qualified for director.

● Agenda 6: Approval of the Ceiling Amount of Total Remuneration for Directors

☐	The ceiling amount (to be approved) of the total remuneration in the FY 2022:

KRW 10.0 billion

☐	The ceiling amount (approved) of the total remuneration in the FY 2021:

KRW 10.0 billion

POSCO

and Subsidiaries

Consolidated Financial Statements

December 31, 2021 and 2020

The following Consolidated Financial Statements based on K-IFRS are provided for reference of investors and are NOT finally reviewed by independent auditors. The following Consolidated Financial Statements do NOT contain Notes to the Consolidated Financial Statements.

The audited Consolidated Financial Statements will be uploaded at POSCO Holdings Inc.’s website (http://www.posco-inc.co.kr) and at the SEC (https://www.sec.gov) in early March, 2022. POSCO Holding Inc.’s official website will be available after March 2, 2022.

POSCO and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2021 and 2020

(in millions of Won)	Notes		December 31, 2021	December 31, 2020
Assets

Cash and cash equivalents	21	~~W~~	4,775,166	4,754,644
Trade accounts and notes receivable, net	4,21,26,27,34		10,045,982	8,120,619
Other receivables, net	5,21,34		2,104,610	1,494,239
Other short-term financial assets	6,21		13,447,717	11,709,209
Inventories	7		15,231,098	9,051,790
Current income tax assets			23,229	49,481
Assets held for sale	8		78,470	34,210
Other current assets	14		915,358	616,623

Total current assets			46,621,630	35,830,815

Long-term trade accounts and notes receivable, net	4,21		63,205	86,423
Other receivables, net	5,21		1,415,143	1,195,962
Other long-term financial assets	6,21		2,119,674	1,561,807
Investments in associates and joint ventures	9		4,514,647	3,876,249
Investment property, net	11		1,086,077	994,781
Property, plant and equipment, net	12		29,596,698	29,400,141
Intangible assets, net	13		4,166,309	4,449,432
Defined benefit assets, net	19		255,858	86,149
Deferred tax assets			1,433,766	1,335,154
Other non-current assets	14		198,607	270,060

Total non-current assets			44,849,984	43,256,158

Total assets		~~W~~	91,471,614	79,086,973

POSCO and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2021 and 2020

(in millions of Won)	Notes		December 31, 2021	December 31, 2020
Liabilities

Trade accounts and notes payable	21,34	~~W~~	5,468,175	3,755,513
Short-term borrowings and current installments of long-term borrowings	4,15,21		8,809,715	8,677,529
Other payables	16,21,34		2,173,361	1,845,266
Other short-term financial liabilities	17,21		111,641	141,404
Current income tax liabilities			2,139,718	366,476
Liabilities directly associated with the assets held for sale	8		189	25
Provisions	18,35		415,984	443,273
Other current liabilities	20,26,27		1,944,488	1,625,482

Total current liabilities			21,063,271	16,854,968

Long-term trade accounts and notes payable	21		694	22,323
Long-term borrowings, excluding current installments	15,21		12,931,501	11,820,078
Other payables	16,21		679,009	558,924
Other long-term financial liabilities	17,21		23,996	133,588
Defined benefit liabilities, net	19		50,842	141,785
Deferred tax liabilities			1,271,775	1,320,726
Long-term provisions	18,35		589,092	522,969
Other non-current liabilities	20,26		56,491	37,020

Total non-current liabilities			15,603,400	14,557,413

Total liabilities			36,666,671	31,412,381

Equity

Share capital	22		482,403	482,403
Capital surplus	22		1,387,960	1,310,547
Hybrid bonds	23		199,384	199,384
Reserves	24		(666,986)	(1,380,918)
Treasury shares	25		(2,508,294)	(2,391,523)
Retained earnings			51,532,888	46,111,457

Equity attributable to owners of the controlling company			50,427,355	44,331,350
Non-controlling interests	23		4,377,588	3,343,242

Total equity			54,804,943	47,674,592

Total liabilities and equity		~~W~~	91,471,614	79,086,973

POSCO and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2021 and 2020

(in millions of Won, except per share information)	Notes		2021	2020
Revenue	28,29,37	~~W~~	76,332,345	57,792,796
Cost of sales	29,31,34,37		(64,451,219)	(53,072,390)

Gross profit			11,881,126	4,720,406

Selling and administrative expenses	30,34
Reversal of (impairment loss) on trade accounts and notes receivable	23		(40,153)	(829)
Other administrative expenses	31		(2,209,809)	(1,939,602)
Selling expenses	30		(393,075)	(376,940)

Operating profit			9,238,089	2,403,035

Share of profit of equity-accounted investees, net	11		649,569	133,297

Finance income and costs	23,32
Finance income			2,730,110	2,677,499
Finance costs			(2,765,175)	(2,892,402)

Other non-operating income and expenses	33
Reversal of (impairment loss) on other receivables	23		12,975	(53,105)
Other non-operating income	34		577,997	402,336
Other non-operating expenses	34		(1,027,492)	(645,574)

Profit before income tax			9,416,073	2,025,086
Income tax expense	35		(2,220,183)	(236,934)

Profit			7,195,890	1,788,152

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	21		51,155	36,575
Net changes in fair value of equity investments at fair value through other comprehensive income	23		214,888	(77,627)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			165,106	(28,609)
Foreign currency translation differences			386,141	(147,956)
Gains or losses on valuation of derivatives	23		309	(331)

Other comprehensive income (loss), net of tax			817,599	(217,948)

Total comprehensive income		~~W~~	8,013,489	1,570,204

Profit attributable to:
Owners of the controlling company		~~W~~	6,617,239	1,602,148
Non-controlling interests			578,651	186,004

Profit		~~W~~	7,195,890	1,788,152

Total comprehensive income attributable to :
Owners of the controlling company		~~W~~	7,384,571	1,415,132
Non-controlling interests			628,918	155,072

Total comprehensive income		~~W~~	8,013,489	1,570,204

Earnings per share (in Won)	36
Basic earnings per share (in Won)			87,330	20,165
Diluted earnings per share (in Won)		~~W~~	85,382	20,165

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2021 and 2020

		Attributable to owners of the controlling company							Non- controlling interests	Total
(in millions of Won)		Share capital	Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2020	~~W~~	482,403	1,376,251	199,384	(1,157,980)	(1,508,303)	45,080,117	44,471,872	3,322,835	47,794,707
Comprehensive income:
Profit		—	—	—	—	—	1,602,147	1,602,147	186,005	1,788,152
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	44,704	44,704	(8,129)	36,575
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	(16,760)	—	—	(16,760)	(11,849)	(28,609)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(74,210)	—	(3,417)	(77,627)	—	(77,627)
Foreign currency translation differences, net of tax		—	—	—	(137,071)	—	—	(137,071)	(10,885)	(147,956)
Gains or losses on valuation of derivatives, net of tax		—	—	—	(261)	—	—	(261)	(70)	(331)

Total comprehensive income		—	—	—	(228,302)	—	1,643,434	1,415,132	155,072	1,570,204

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(320,462)	(320,462)	(60,517)	(380,979)
Interim dividends		—	—	—	—	—	(277,723)	(277,723)	—	(277,723)
Changes in subsidiaries		—	—	—	—	—	—	—	22,303	22,303
Changes in ownership interest in subsidiaries		—	(27,716)	—	—	—	—	(27,716)	162,674	134,958
Repayment of redeemable convertible preferred shares		—	(33,581)	—	—	—	—	(33,581)	(245,000)	(278,581)
Interest of hybrid bonds		—	—	—	—	—	(9,225)	(9,225)	(7,354)	(16,579)
Acquisition of treasury shares		—	—	—	—	(883,220)	—	(883,220)	—	(883,220)
Others		—	(4,407)	—	5,364	—	(4,684)	(3,727)	(6,771)	(10,498)

Total transactions with owners of the controlling company		—	(65,704)	—	5,364	(883,220)	(612,094)	(1,555,654)	(134,665)	(1,690,319)

Balance as of December 31, 2020	~~W~~	482,403	1,310,547	199,384	(1,380,918)	(2,391,523)	46,111,457	44,331,350	3,343,242	47,674,592

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2021 and 2020

		Attributable to owners of the controlling company							Non- controlling interests	Total
(in millions of Won)		Share capital	Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2021	~~W~~	482,403	1,310,547	199,384	(1,380,918)	(2,391,523)	46,111,457	44,331,350	3,343,242	47,674,592
Comprehensive income:
Profit		—	—	—	—	—	6,617,239	6,617,239	578,651	7,195,890
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	44,406	44,406	6,749	51,155
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	160,343	—	—	160,343	4,763	165,106
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	205,924	—	8,948	214,872	16	214,888
Foreign currency translation differences, net of tax		—	—	—	347,469	—	—	347,469	38,672	386,141
Gains or losses on valuation of derivatives, net of tax		—	—	—	244	—	—	244	65	309

Total comprehensive income		—	—	—	713,980	—	6,670,593	7,384,573	628,916	8,013,489

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(342,565)	(342,565)	(62,230)	(404,795)
Interim dividends		—	—	—	—	—	(907,507)	(907,507)	—	(907,507)
Changes in subsidiaries		—	—	—	—	—	—	—	15,035	15,035
Changes in ownership interest in subsidiaries		—	83,546	—	—	—	—	83,546	459,917	543,463
Interest of hybrid bonds		—	—	—	—	—	(9,200)	(9,200)	(7,254)	(16,454)
Acquisition of treasury shares		—	—	—	—	(116,771)	—	(116,771)	—	(116,771)
Others		—	(6,133)	—	(48)	—	10,110	3,929	(38)	3,891

Total transactions with owners of the controlling company		—	77,413	—	(48)	(116,771)	(1,249,162)	(1,288,568)	405,430	(883,138)

Balance as of December 31, 2021	~~W~~	482,403	1,387,960	199,384	(666,986)	(2,508,294)	51,532,888	50,427,355	4,377,588	54,804,943

POSCO and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2021 and 2020

(in millions of Won)	Notes		2021	2020
Cash flows from operating activities
Profit		~~W~~	7,195,890	1,788,152
Adjustments for:
Depreciation			3,136,705	3,156,181
Amortization			444,100	465,558
Finance income			(1,270,044)	(1,185,934)
Finance costs			1,257,112	1,390,983
Income tax expense			2,220,183	236,934
Impairment loss on property, plant and equipment			311,520	27,040
Gain on disposal of property, plant and equipment			(12,016)	(15,548)
Loss on disposal of property, plant and equipment			95,720	142,126
Impairment loss on other intangible assets			224,328	197,776
Gain on disposal of investments in subsidiaries, associates and joint ventures			(85,981)	(88,836)
Loss on disposal of investments in subsidiaries, associates and joint ventures			12,882	14,632
Share of profit of equity-accounted investees			(649,569)	(133,297)
Impairment loss on assets held for sale			—	5,030
Gain on disposal of assets held for sale			(60,208)	—
Expenses related to post-employment benefit			243,567	248,324
Impairment loss on trade and other receivables			27,178	53,934
Loss on valuation of inventories			78,783	54,014
Increase to provisions			37,147	184,984
Others, net			(37,288)	(21,076)

			5,974,119	4,732,825

Changes in operating assets and liabilities	39		(6,955,172)	2,803,586
Interest received			279,554	368,539
Interest paid			(433,794)	(624,399)
Dividends received			782,053	267,923
Income taxes paid			(588,969)	(650,889)

Net cash provided by operating activities		~~W~~	6,253,681	8,685,737

POSCO and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2021 and 2020

(in millions of Won)	Notes		2021	2020
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(41,797,503)	(43,307,727)
Proceeds from disposal of short-term financial instruments			40,336,417	40,500,759
Increase in loans			(526,643)	(329,236)
Collection of loans			568,536	138,270
Acquisitions of securities			(300,807)	(338,063)
Proceeds from disposal of securities			273,935	448,125
Acquisitions of long-term financial instruments			(289,612)	—
Acquisitions of investment in subsidiaries, associates and joint ventures			(492,435)	(141,785)
Proceeds from disposal of investment in subsidiaries, associates and joint ventures			57,794	18,401
Acquisitions of investment property			(91,880)	(976)
Proceeds from disposal of investment property			3,809	250
Acquisitions of property, plant and equipment			(3,107,961)	(3,154,412)
Proceeds from disposal of property, plant and equipment			(11,860)	(42,530)
Acquisitions of intangible assets			(412,244)	(300,645)
Proceeds from disposal of intangible assets			9,485	79,011
Proceeds from disposal of assets held for sale			67,293	37,680
Collection of lease receivables			97,701	61,567
Payment for acquisition of business, net of cash acquired			5,472	—
Cash received from disposal of business, net of cash transferred			—	77,488
Others, net			2,542	(5,442)

Net cash used in investing activities			(5,607,961)	(6,259,265)

Cash flows from financing activities	39
Proceeds from borrowings			4,379,307	4,410,387
Repayment of borrowings			(3,739,893)	(3,644,057)
Proceeds from short-term borrowings, net			(329,897)	35,525
Capital contribution from non-controlling interests			660,488	176,062
Payment of cash dividends			(1,310,920)	(659,145)
Acquisition of treasury shares			(116,771)	(883,219)
Payment of interest of hybrid bonds			(16,494)	(16,539)
Repayment of lease liabilities			(251,150)	(217,312)
Repayment of redeemable convertible preferred shares			—	(278,581)
Others, net			(13,198)	(13,989)

Net cash provided by financing activities			(738,528)	(1,090,868)

Effect of exchange rate fluctuation on cash held			112,950	(95,272)

Net increase in cash and cash equivalents			20,142	1,240,332
Cash and cash equivalents at beginning of the period	5,10		4,755,578	3,515,246

Cash and cash equivalents at end of the period	5,10	~~W~~	4,775,720	4,755,578

POSCO

Separate Financial Statements

December 31, 2021 and 2020

1

The following Separate Financial Statements, based on K-IFRS, are provided for reference of investors and are NOT finally reviewed by independent auditors. The following Separate Financial Statements do NOT contain Notes to the Separate Financial Statements.

The audited Consolidated Financial Statements will be uploaded at POSCO Holdings Inc.’s website (http://www.posco-inc.co.kr) and at the SEC (https://www.sec.gov) in early March, 2022. POSCO Holding Inc.’s official website will be available after March 2, 2022.

2

POSCO

Separate Statements of Financial Position

As of December 31, 2021 and 2020

(in millions of Won)	Notes		December 31, 2021	December 31, 2020
Assets
Cash and cash equivalents	4,5,22	~~W~~	2,042,274	1,822,660
Trade accounts and notes receivable, net	6,22,36		6,017,508	3,693,535
Other receivables, net	7,22,36		545,341	279,555
Other short-term financial assets	8,22		9,605,522	9,607,632
Inventories	9,33		7,623,202	4,093,829
Assets held for sale	10		29,789	32,244
Other current assets	15		55,244	50,498

Total current assets			25,918,880	19,579,953

Long-term trade accounts and notes receivable, net	6,22		5,675	2,456
Other receivables, net	7,22		274,253	84,037
Other long-term financial assets	8,22		1,326,565	1,072,817
Investments in subsidiaries, associates and joint ventures	11,32		16,002,640	14,883,152
Investment property, net	12		144,140	149,617
Property, plant and equipment, net	13,32		19,772,299	20,216,932
Intangible assets, net	14		551,410	621,926
Defined benefit assets, net	20		212,531	76,501
Other non-current assets	15		34,366	107,578

Total non-current assets			38,323,879	37,215,016

Total assets		~~W~~	64,242,759	56,794,969

3

POSCO

Separate Statements of Financial Position, Continued

As of December 31, 2021 and 2020

(in millions of Won)	Notes		December 31, 2021	December 31, 2020
Liabilities
Trade accounts and notes payable	22,36	~~W~~	2,453,068	1,258,470
Short-term borrowings and current installments of long-term borrowings	4,16,22,38		2,072,354	2,408,392
Other payables	17,22,36,38		1,267,459	1,127,323
Other short-term financial liabilities	18,22,38		13,755	12,788
Current income tax liabilities	34		1,832,078	137,858
Liabilities directly associated with the assets held for sale	10		185	—
Provisions	19		84,409	63,604
Other current liabilities	21		144,961	80,676

Total current liabilities			7,868,269	5,089,111

Long-term borrowings, excluding current installments	4,16,22,38		6,129,778	5,346,944
Other payables	17,22,38		399,144	220,612
Other long-term financial liabilities	18,22,38		21,991	122,154
Deferred tax liabilities	34		747,652	848,317
Long-term provisions	19		36,755	52,602
Other non-current liabilities	21		3,744	525

Total non-current liabilities			7,339,064	6,591,154

Total liabilities			15,207,333	11,680,265

Equity
Share capital	23		482,403	482,403
Capital surplus	23		1,339,289	1,339,289
Hybrid bonds	24		199,384	199,384
Reserves	25		(211,848)	(296,626)
Treasury shares	26		(2,508,294)	(2,391,523)
Retained earnings	27		49,734,492	45,781,777

Total equity			49,035,426	45,114,704

Total liabilities and equity		~~W~~	64,242,759	56,794,969

4

POSCO

Separate Statements of Comprehensive Income

For the years ended December 31, 2021 and 2020

(in millions of Won, except per share informations)	Notes		2021	2020
Revenue	28,36	~~W~~	39,920,201	26,509,920
Cost of sales	9,20,30,33,36		(32,136,439)	(24,323,352)

Gross profit			7,783,762	2,186,568
Selling and administrative expenses
Impairment loss on trade accounts and notes receivable	22,33		(10)	(4,372)
Other administrative expenses	20,29,30,33		(911,841)	(807,626)
Selling expenses	29,33		(222,311)	(239,373)

Operating profit			6,649,600	1,135,197

Finance income and costs
Finance income	22,31		1,694,175	1,230,684
Finance costs	22,31		(925,649)	(820,201)

Other non-operating income and expenses
Reversal of (impairment loss) on other receivables	22,33		(363)	487
Other non-operating income	32		227,008	146,548
Other non-operating expenses	32,33		(661,071)	(674,835)

Profit before income tax			6,983,700	1,017,880
Income tax expense	34		(1,802,473)	(52,017)

Profit			5,181,227	965,863

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	20		32,426	53,816
Net changes in fair value of equity investments at fair value through other comprehensive income	8,22,25		83,110	(115,599)

Total comprehensive income		~~W~~	5,296,763	904,080

Earnings per share (in Won)	35
Basic earnings per share (in Won)			68,360	12,123
Diluted earnings per share (in Won)		~~W~~	66,651	12,123

5

POSCO

Separate Statements of Changes in Equity

For the years ended December 31, 2021 and 2020

(in millions of Won)		Share capital	Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2020	~~W~~	482,403	1,252,220	199,384	(183,930)	(1,508,303)	45,372,411	45,614,185
Comprehensive income:
Profit		—	—	—	—	—	965,863	965,863
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	53,816	53,816
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(112,696)	—	(2,903)	(115,599)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(320,462)	(320,462)
Interim dividends		—	—	—	—	—	(277,723)	(277,723)
Interest of hybrid bonds		—	—	—	—	—	(9,225)	(9,225)
Acquisition of treasury shares		—	—	—	—	(883,220)	—	(883,220)
Others		—	87,069	—	—	—	—	87,069

Balance as of December 31, 2020	~~W~~	482,403	1,339,289	199,384	(296,626)	(2,391,523)	45,781,777	45,114,704

Balance as of January 1, 2021	~~W~~	482,403	1,339,289	199,384	(296,626)	(2,391,523)	45,781,777	45,114,704
Comprehensive income:
Profit		—	—	—	—	—	5,181,227	5,181,227
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	32,426	32,426
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	84,778	—	(1,668)	83,110
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(342,564)	(342,564)
Interim dividends		—	—	—	—	—	(907,506)	(907,506)
Interest of hybrid bonds		—	—	—	—	—	(9,200)	(9,200)
Acquisition of treasury shares		—	—	—	—	(116,771)	—	(116,771)

Balance as of December 31, 2021	~~W~~	482,403	1,339,289	199,384	(211,848)	(2,508,294)	49,734,492	49,035,426

6

POSCO

Separate Statements of Cash Flows

For the years ended December 31, 2021 and 2020

(in millions of Won)	Notes		2021	2020
Cash flows from operating activities
Profit		~~W~~	5,181,227	965,863
Adjustments for :
Expenses related to post-employment benefit			121,059	126,191
Depreciation			2,289,507	2,273,633
Amortization			107,465	106,926
Impairment loss on trade and other receivables			373	3,885
Finance income			(1,276,011)	(779,150)
Finance costs			514,904	457,851
Loss on valuation of inventories			4,854	4,735
Gain on disposal of property, plant and equipment			(30,359)	(12,340)
Loss on disposal of property, plant and equipment			111,955	181,454
Impairment loss on property, plant and equipment			228,171	27,846
Impairment loss on intangible assets			7,180	—
Gain on disposal of investments in subsidiaries, associates and joint venture			(56,121)	(24,334)
Loss on disposal of investments in subsidiaries, associates and joint venture			208,732	360,894
Gain on disposal of assets held for sale			(48,018)	(22,734)
Loss on disposal of assets held for sale			—	5,383
Impairment loss on assets held for sale			—	9,093
Gain on disposal of emission rights			—	(24,566)
Loss on disposal of emission rights			5,843	—
Increase to provisions			42,654	73,037
Income tax expense			1,802,473	52,017
Others			16,437	9,536
Changes in operating assets and liabilities	38		(4,980,364)	1,550,039
Interest received			144,368	197,306
Interest paid			(180,743)	(230,537)
Dividends received			716,640	232,492
Income taxes paid			(151,888)	(386,850)

Net cash provided by operating activities		~~W~~	4,780,338	5,157,670

7

POSCO

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2021 and 2020

(in millions of Won)	Notes		2021	2020
Cash flows from investing activities
Decrease in deposits		~~W~~	2,464,819	3,336,891
Proceeds from disposal of short-term financial instruments			35,801,788	36,302,634
Proceeds from disposal of long-term financial instruments			6	—
Collection of short-term loans			7,430	2,709
Proceeds from disposal of debt security			150,070	360,109
Proceeds from disposal of long-term debt security			1,739	—
Proceeds from disposal of equity securities			14,067	7,937
Proceeds from disposal of other securities			6,049	8,183
Proceeds from disposal of derivatives			1,482	—
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			3,896	24,247
Proceeds from disposal of intangible assets			727	1,047
Proceeds from disposal of assets held for sale			67,264	225,292
Proceeds from disposal of emission rights			5,503	66,143
Increase in deposits			(2,563,854)	(3,380,247)
Acquisition of short-term financial investments			(35,426,439)	(38,160,724)
Acquisition of long-term financial investments			(272,825)	—
Payment of long-term loans			(196,102)	(21,923)
Acquisition of debt securities			(150,032)	(220,110)
Acquisition of equity securities			—	—
Acquisition of other securities			(44,867)	(20,795)
Acquisition of investment in subsidiaries, associates and joint ventures			(1,206,424)	(236,226)
Acquisition of property, plant and equipment			(1,968,289)	(2,450,816)
Payment for disposal of property, plant and equipment			(59,806)	(102,354)
Acquisition of intangible asstes			(49,478)	(101,427)

Net cash used in investing activities		~~W~~	(3,413,276)	(4,359,430)

Cash flows from financing activities	38
Proceeds from borrowings			5,553,433	3,566,518
Increase in long-term financial liabilities			1,396	537
Proceeds from disposals of derivatives			—	5,873
Receipt of government grants			431	954
Repayment of borrowings			(5,272,719)	(1,941,838)
Decrease in long-term financial liabilities			(1,318)	(974)
Repayment of lease liabilities			(46,756)	(63,684)
Proceeds from disposal of derivatives			(9,104)	—
Payment of cash dividends			(1,248,689)	(598,627)
Acquisition of treasury shares			(116,771)	(883,220)
Payment of interest of hybrid bonds			(9,200)	(9,225)

Net cash provided by financing activities		~~W~~	(1,149,297)	76,314

Effect of exchange rate fluctuation on cash held			1,849	(30,033)
Net increase in cash and cash equivalents			219,614	844,521
Cash and cash equivalents at beginning of the period	5		1,822,660	978,139

Cash and cash equivalents at end of the period	5	~~W~~	2,042,274	1,822,660

8

POSCO

Separate Statements of Appropriation of Retained Earnings

As of December 31, 2021 and 2020

(in millions of Won)		2021	2020
Retained earnings before appropriation
Unappropriated retained earnings carried over from prior year	~~W~~	599,210	581,946
Remeasurements of defined benefit plans		32,426	53,816
Loss on disposal of equity securities		(1,667)	(2,902)
Interests of hybrid bonds		(9,200)	(9,225)
Interim dividends		(907,507)	(277,723)
(Dividends (ratio) per share ~~W~~12,000 (240%) in 2021 ~~W~~3,500 (70%) in 2020)
Profit for the period		5,181,227	965,863

		4,894,490	1,311,775
Transfer from discretionary reserve
Appropriated retained earnings for dividends		—	—

		—	—
Appropriation of retained earnings
Dividends		378,128	342,565
(Dividends (ratio) per share ~~W~~5,000 (100%) in 2021 ~~W~~4,500 (90%) in 2020)
Appropriated retained earnings for business expansion		3,900,000	370,000

		4,278,128	712,565

Unappropriated retained earnings carried forward to subsequent year	~~W~~	616,362	599,210

9